

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2022

Darren Marble
Co-Chief Executive Officer
Crush Capital Inc.
Spring Place
9800 Wilshire Blvd.
Beverly Hills, CA 90212

> **Re: Crush Capital Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed January 12, 2022**
> **File No. 024-11293**

Dear Mr. Marble:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2021 letter.

Amendment No. 5 to Offering Statement on Form 1-A

Offering Circular
Summary, page 1

1. We note your amended disclosure in response to comment 1, including that you have added a footnote to describe the circumstances under which investors may not be able to subscribe to issuers' offerings while watching Going Public. Please amend your disclosure to provide the disclosure included the footnote as disclosure in the paragraph where you state that "[a]s a result, one of the distinguishing features of *Going Public* compared to other similar types of shows is that viewers will be able to subscribe to invest in the featured issuers while watching the series." In this regard, investors

should be aware that they *may* be able to subscribe to invest in featured issuers while watching the series, but that there are time and other constraints on their ability to do so.

2.   As a related matter, we note your footnote disclosure that "in the case of a firm commitment underwritten offering, although we would expect that the issuer's subscription platform would be available to accept retail subscriptions as soon as an issuer is qualified, if an underwriter determines to close the offering shortly after qualification, there may be little to no time for retail investors to subscribe to such firm commitment offerings." Please amend your disclosure to clarify what you mean by the underwriter determining to "close" the offering.

General

3.   We note from your public website that you appear to have begun airing episodes of Going Public. Please amend your disclosure throughout the filing to convey that the show has already started airing, rather than that you will air episodes in the future. Please note that we may have additional comments on this amended disclosure and on the "Going Public" website.

        Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services

cc: Heidi Mortensen